12340 El Camino Real, Suite 250

San Diego, CA 92130

August 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Attention: Jessica Ansart

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viking Therapeutics, Inc.
Registration Statement on Form S-3
Filed July 28, 2021
File No. 333-258231

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Viking Therapeutics, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-3 (File No. 333-258231) of the Registrant (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on July 28, 2021, be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on August 11, 2021 or as soon thereafter as may be practicable.

The Registrant hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Samantha H. Eldredge of Paul Hastings LLP, by telephone at (650) 320-1838 or by email at samanthaeldredge@paulhastings.com. The Registrant hereby authorizes Ms. Eldredge to orally modify or withdraw this request for acceleration.

Sincerely,

VIKING THERAPEUTICS, INC.

By:	/s/ Brian Lian, Ph.D.
Brian Lian, Ph.D.
President and Chief Executive Officer

cc:Samantha H. Eldredge, Esq. (Paul Hastings LLP)